Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Amendment No. 1 to the Registration Statement of Landcadia Holdings, Inc. (the "Company") on Form S-1, File No. 333-210980, of our report dated April 28, 2016, except for Note 5 as to which the date is May 19, 2016, which includes an explanatory paragraph as to the Company's ability to continue as a going concern, with respect to our audits of the financial statements of Landcadia Holdings, Inc. as of December 31, 2015 and 2014 and for the years then ended, which report appears in the IPO Prospectus and the Market Making Prospectus, which are part of this Registration Statement. We also consent to the reference to our Firm under the heading "Experts" in such Prospectuses.

/s/ Marcum llp

Marcum llp

New York, NY

May 19, 2016